

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Melissa Waterhouse
Chief Executive Officer
American Bio Medica Corporation
122 Smith Road
Kinderhook, NY 12106

> **Re: American Bio Medica Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2022**
> **File No. 000-28666**

Dear Melissa Waterhouse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet
Principal Conditions to the Asset Sale, page 4

1. We note your disclosures regarding employment agreements between Healgen and Melissa A. Waterhouse and Lawrence Ferringo, respectively. Please revise here or elsewhere in your proxy statement, as appropriate, to disclose the material terms of these employment agreements.

Discussion of Proposals Recommended by Board
Past Contracts, Transactions and Negotiations, page 12

2. We note that there appears to be no disclosure describing the negotiations between you and Healgen regarding the proposed asset sale. Please revise your disclosure to describe the negotiations between you and Healgen preceding your entry into the Asset Purchase Agreement. Refer to Item 1005(b)(6) of Regulation M-A.

General

3.   We note that there are no financial statements included in your proxy statement. The proposed transaction appears to involve the sale of substantially all of your operating assets. Please tell us why you did not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of Corporation Finance Financial Reporting Manual, sections 1140.6 and 2120.2.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman